Shearman & Sterling LLP

WRITER’S EMAIL ADDRESS:
shawn.pelsinger@shearman.com

June 13, 2012

VIA EMAIL (WITH ENCLOSURE) AND EDGAR
Kimberly Browning
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-172034 and 811-21190)

Dear Ms. Browning:

On behalf of the aforementioned registrant (the “Company”), we filed today Post-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 28 under the Investment Company Act of 1940 to the Company’s Registration Statement on Form N-2 (listed as an EDGAR POS 8C filing).  The currently effective Registration Statement expires on July 31, 2012; therefore, it is important that this amendment be declared effective on or before Monday, July 30, 2012.

This amendment is being filed to amend the Registration Statement on Form N-2 (last filed by the Company as an EDGAR POS 8C filing on June 21, 2011, declared effective on July 28, 2011, and filed as a 497 filing on July 29, 2011), to add financial information that has been derived from the Company’s most recent audited report for the period ended March 31, 2012.

I am enclosing for your convenience with the email transmission of this letter a courtesy marked copy showing changes against the POS 8C filing from June 21, 2011.  Please do not hesitate to call us with any questions or concerns; I can be reached at (212) 848-5242 and Nathan Greene can be reached at (212) 848-4668.

Sincerely,

/s/ Shawn K. Pelsinger

Shawn K. Pelsinger

Enclosures